Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended September 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD September 30, 2013		QTD September 30, 2012
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	3,742,350	608,710	3,076,819	500,459
Cost of goods sold	(2,960,839)	(481,594)	(2,455,326)	(399,370)
Gross profit	781,511	127,116	621,493	101,089
Other operating income	28,910	4,702	40,713	6,622
Research and development costs	(111,613)	(18,154)	(93,859)	(15,267)
Selling, distribution and administrative costs	(446,031)	(72,549)	(353,106)	(57,434)
Operating profit	252,777	41,115	215,241	35,010
Finance costs	(61,568)	(10,014)	(28,651)	(4,660)
Share of profit of associates	102	17	648	105
Share of loss of joint ventures	(7,154)	(1,164)	(8,291)	(1,349)
Profit before tax	184,157	29,954	178,947	29,106
Income tax expense	(37,178)	(6,047)	(33,190)	(5,399)
Profit for the period	146,979	23,907	145,757	23,707
Attributable to:
Equity holders of the parent	106,518	17,326	111,124	18,074
Non-controlling interests	40,461	6,581	34,633	5,633
	146,979	23,907	145,757	23,707
Net earnings per common share	2.86	0.46	2.98	0.48
Unit sales	118,282		97,328

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD September 30, 2013		YTD September 30, 2012
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	11,837,895	1,925,487	10,185,128	1,656,657
Cost of goods sold	(9,423,938)	(1,532,846)	(8,110,152)	(1,319,153)
Gross profit	2,413,957	392,641	2,074,976	337,504
Other operating income	86,416	14,056	78,373	12,748
Research and development costs	(322,346)	(52,431)	(271,012)	(44,081)
Selling, distribution and administrative costs	(1,252,581)	(203,738)	(1,109,831)	(180,519)
Operating profit	925,446	150,528	772,506	125,652
Finance costs	(135,359)	(22,017)	(166,155)	(27,026)
Share of profit of associates	208	34	2,588	421
Share of loss of joint ventures	(32,901)	(5,351)	(31,173)	(5,070)
Profit before tax	757,394	123,194	577,766	93,977
Income tax expense	(147,824)	(24,044)	(107,643)	(17,509)
Profit for the period	609,570	99,150	470,123	76,468
Attributable to:
Equity holders of the parent	446,302	72,594	346,128	56,300
Non-controlling interests	163,268	26,556	123,995	20,168
	609,570	99,150	470,123	76,468
Net earnings per common share	11.98	1.95	9.29	1.51
Unit sales	390,173		338,354

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2013 (Unaudited)		As of December 31, 2012 (Audited)
	RMB ‘000	US$ ‘000	RMB ‘000
Cash and bank balances	3,244,210	527,685	3,156,999
Trade and bills receivables	7,624,579	1,240,172	6,591,736
Inventories	2,221,880	361,399	2,010,755
Trade and bills payables	5,200,231	845,841	4,587,358
Short-term and long-term interest bearing loans and borrowings	2,559,063	416,243	2,450,695
Equity attributable to equity holders of the parent	6,143,051	999,195	5,901,913

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